UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

001-36176

(Commission file number)

EROS INTERNATIONAL PLC

(Translation of registrant’s name into English)

550 County Avenue

Secaucus, New Jersey 07094

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

Results of the annual general meeting of shareholders:

On December 1, 2015, the Company held its 2015 annual general meeting in Fort Anne, Douglas, Isle of Man. All of the resolutions submitted to the Company’s shareholders at the 2015 annual general meeting were duly approved and passed:

•	Adoption of the Company’s annual report and accounts on Form 20-F for the year ended March 31, 2015, together with the reports of the auditors’ and the directors’ thereon.
•	Re-appointment of Ms. Jyoti Deshpande as a Director of the Company.
•	Re-appointment of Mr. Vijay Ahuja as a Director of the Company.
•	Re-appointment of Mr. Rajeev Misra as a Director of the Company.
•	Re-appointment of Grant Thornton India LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2015	Eros International Plc

	By:	/s/ MARK CARBECK
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer